Equitable Financial Life Insurance Company

Supplement Dated October 6, 2026 to the current Modernized Alternative Disclosure Annual Notice for:

Investment Edge®

This Supplement modifies certain information in the above-referenced Modernized Alternative Disclosure Annual Notice (the “Annual Notice”). You should read this Supplement in conjunction with the Annual Notice and retain it for future reference. The Annual Notice is hereby incorporated by reference. Unless otherwise indicated, all other information included in the Annual Notice remains unchanged. The terms we use in this Supplement have the same meaning as in the Annual Notice.

Effective October 1, 2026, the following hereby replaces the Current Expenses and Average Annual Total Returns in “Appendix: Investment Options available under the Contract” for the following funds:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2025)
				1 year	5 year	10 year
Fixed Income	PIMCO Global Bond Opportunities Portfolio (Unhedged) — Pacific Investment Management Company LLC	1.10%		12.87%	0.14%	2.46%
Asset Allocation	PIMCO Global Managed Asset Allocation Portfolio — Pacific Investment Management Company LLC	0.96%	^	21.77%	6.94%	7.88%

IE (MAD)	Cat #800322 (10/26)
#29827